1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

December 19, 2016

VIA EDGAR

Mr. James E. O’Connor

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)
(Securities Act File No. 33-97598 and
Investment Company Act File No. 811-09102)
Post-Effective Amendment No. 465

Dear Mr. O’Connor:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 465 to the registration statement of the Company filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares MSCI Singapore Capped ETF (previously known as iShares MSCI Singapore ETF), iShares MSCI Sweden Capped ETF (previously known as iShares MSCI Sweden ETF) and iShares MSCI Taiwan Capped ETF (previously known as iShares MSCI Taiwan ETF) (each, a “Fund”), each a series of the Company.

The comments were provided in a telephone conversation on December 5, 2016. For your convenience, your comments are summarized below and each comment is followed by the Company’s response. Capitalized terms have the meanings assigned in each Fund’s prospectus unless otherwise defined in this letter.

Comment 1: Comments given with respect to a particular fund are also applicable to similar disclosure in a subsequent fund in the registration statement.

Response: All of the responses provided are applicable to each Fund, unless otherwise noted.

Comment 2: Please provide a completed fee table and example at least one week prior to the filing becoming effective.

Response: The Company will supplementally provide a completed fee table and example for each Fund’s prospectus at least one week prior to the filing becoming effective as requested.

Comment 3: Under the “Principal Investment Strategies” section of each Fund, please disclose the principal countries whose companies are traded on the Singapore Stock Exchange, Stockholm Stock Exchange and Taiwan Stock Exchange.

Response: All of the companies traded on the Singapore Stock Exchange, Stockholm Stock Exchange and Taiwan Stock Exchange that each of the Funds invests in are from Singapore, Sweden and Taiwan, respectively. The companies are classified to the relevant country by the Underlying Index provider, with each company and its securities followed in the MSCI Equity Universe being classified in one and only one country. The disclosure under the “Principal Investment Strategies” section of each Fund has been revised to remove the reference to a specific stock exchange.

Comment 4: If derivatives will be used as part of each Fund’s principal investment strategy, it is not sufficient to simply disclose that the strategy “includes” various derivatives. Please specifically identify all of the derivatives that each Fund will invest in as a principal investment strategy and the risks of investing in those derivatives as discussed in the letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2010.

Response: Each Fund will not principally invest in any derivative instrument. When and if a Fund commences investing in derivative instruments and to the extent to which derivatives become a principal risk, the Company will identify the derivative instruments in which such Fund will principally invest and the risks associated with each derivative instrument.

Comment 5: Although there is an “Asian Economic Risk” disclosure section in the Item 9 disclosure for iShares MSCI Singapore Capped ETF and iShares MSCI Taiwan Capped ETF, this risk appears to be a principal risk that should be included in the summary risk disclosure for both Funds. Please include an “Asian Economic Risk” or a “Southeast Asian Economic Risk” disclosure section under the “Summary of Principal Risks” section in the summary prospectus of iShares MSCI Singapore Capped ETF and an “Asian Economic Risk” disclosure section in the same section of iShares MSCI Taiwan Capped ETF. Please also be more specific than “Non-U.S. Securities Risk” for each of the three Funds.

Response: The Company respectfully submits that “Asian Economic Risk” is referenced in the summary prospectus via its inclusion in the “Non-U.S. Securities Risk” for iShares MSCI Singapore Capped ETF and iShares MSCI Taiwan Capped ETF, and that the “Non-U.S. Securities Risk” is sufficient as a general risk included for purposes of the list of principal risks in the summary prospectus of each Fund. The Company respectfully directs the staff’s attention to the “Risk of Investing in Singapore,” “Risk of Investing in Sweden” and “Risk of Investing in Taiwan,” which are, respectively, included in the “Summary of Principal Risks” as well as in “A Further Discussion of Principal Risks” sections of each Fund, for more information regarding the risk of investments in non-U.S. securities.

In particular, the “Risk of Investing in Singapore” in the respective Fund’s summary risk disclosure states that “[p]olitical and economic developments of Singapore’s neighbors may have an adverse effect on Singapore’s economy.” The “Risk of Investing in Taiwan” in the respective Fund’s summary risk disclosure has been revised accordingly to provide more information.

Comment 6: In the “Authorized Participant Concentration Risk” under the “Summary of Principal Risks” section of each Fund, please add disclosure to the effect that the risk may be heightened because international ETFs may require an Authorized Participant to post collateral, which only certain Authorized Participants are able to do.

Response: The Company respectfully submits that the disclosure below that is currently included in the “Authorized Participation Concentration Risk” in the “Further Discussion of Principal Risks” section of each Fund’s prospectus is sufficient to inform investors regarding this risk.

“Authorized Participant Concentration Risk. Only an Authorized Participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that may act as Authorized Participants on an agency basis (i.e., on behalf of other market participants). To the extent that Authorized Participants exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other Authorized Participant is able to step forward to create or redeem Creation Units, Fund shares may be more likely to trade at a premium or discount to NAV and possibly face trading halts and/or delisting. The Authorized Participant concentration risk may be heightened for the Fund because ETFs that invest in non-U.S. securities often involve greater settlement and operational issues for Authorized Participants that may limit the availability of Authorized Participants.”

Comment 7: Please disclose whether the Underlying Index for each Fund is currently concentrated.

Response: Each Fund identifies industries that constitute a significant portion of the Underlying Index, but the threshold for a Fund’s inclusion of disclosure in those industries may be lower than the 25% standard for concentration. Appropriate risk disclosure for any industries identified in the principal investment strategies section of the prospectus is included in the prospectus of each Fund.

Comment 8: It appears that most of the countries represented on the Singapore Stock Exchange will be emerging market countries, rather than developed countries. If so, there should also be a description of the risks of investing in companies in undeveloped countries in the “Summary of Principal Risks” section as well as the “Further Discussion of Principal Risks” section of iShares MSCI Singapore Capped ETF.

Response: The Company confirms that iShares MSCI Singapore Capped ETF will be principally investing in Singapore companies, not broadly in companies on the Singapore Stock Exchange.

Comment 9: For the disclosures regarding the “Risk of Investing in Singapore,” “Risk of Investing in Sweden” and “Risk of Investing in Taiwan,” are the companies listed on the respective exchange only or primarily domiciled in Singapore, Sweden or Taiwan, respectively? If not, should the risks not also include the countries where the primary issuers listed on each exchange are located?

Response: The Company confirms that all of the companies listed on the Singapore Stock Exchange, Stockholm Stock Exchange and Taiwan Stock Exchange that each of the Funds invests in are primarily domiciled in Singapore, Sweden and Taiwan, respectively. Therefore, the Company respectfully submits that the current disclosures in the “Risk of Investing in Singapore,” “Risk of Investing in Sweden” and “Risk of Investing in Taiwan” are sufficient.

Comment 10: Please briefly describe, where appropriate, the additional adverse tax consequences that may result for investors in each Fund as a result of each Fund’s lending its securities. For example, a stock loan that is open over the dividend record date can have adverse tax consequences to the Fund’s investors. The dividends may no longer be eligible for preferential qualified dividend status, which would increase the tax rate from 15% to up to 38%. In addition, the dividends on loaned securities may no longer qualify for the dividends received deduction. Investors may also lose the ability to use foreign tax credits that would otherwise be passed through to the fund when the shares of foreign companies are loaned out.

Response: The Company respectfully directs the Staff’s attention to the “Taxes on Distributions” section of each Fund’s Prospectus, which states that “[s]ubstitute dividends received by the Fund with respect to dividends paid on securities lent out will not be qualified dividend income” and “[d]istributions from the Fund’s net investment income . . . including distributions of income from securities lending . . . are taxable to you as ordinary income.” The “dividends received deduction” is not applicable to any of the Funds as each Fund generally does not lend U.S. securities.

With regard to the potential loss of foreign tax credits on substitute payments received on loaned securities, the Company respectfully directs the staff’s attention to the “Non-U.S. Investments” section of each Fund’s respective Statement of Additional Information, which states that “[w]ithholding taxes on dividends on non-U.S. securities while such securities are lent out by a Fund are not eligible for non-U.S. tax credit pass through. Taxes not ‘passed through’ for tax purposes will not be available to shareholders for foreign tax credit purposes.”

Comment 11: With respect to iShares MSCI Singapore Capped ETF and iShares MSCI Sweden Capped ETF, please add the risks of investing in small-cap companies in the “Summary of Principal Risks” section of each Fund.

Response: The Company respectfully declines as neither Fund will be subject to small-capitalization companies as a principal risk factor.

Comment 12: With respect to the “Average Annual Total Returns” table, please clarify whether each Fund will use the net or gross versions of the indices. Use of the “net” version of the index would reflect the reality that a Fund will receive dividends net of source withholding. Foreign withholding taxes on dividends are effectively paid by a Fund’s shareholders, but they are not an expense of the Fund and, thus, it is permissible to show the effect of withholding taxes on the benchmark’s performance under Instruction 5 to Item 27(b)(7).

Response: The Company confirms that the “net” version of the applicable Fund’s Underlying Index, where available, is an appropriate benchmark for the Fund under Form N-1A, and the disclosure under the “Average Annual Total Returns” table has been revised to provide clarification.

Comment 13: With respect to “U.S. Economic Risk” in iShares MSCI Singapore Capped ETF and iShares MSCI Taiwan Capped ETF, how does the U.S. economy affect the non-Singapore companies that trade on the Singapore Stock Exchange and the non-Taiwanese companies that trade on the Taiwan Stock Exchange?

Response: The Company respectfully submits that the current disclosure with respect to “U.S. Economic Risk” is sufficient for each Fund, as the principal countries of the companies in which the Funds invest are Singapore and Taiwan, respectively. The disclosure thus reflects the fact that the United States is a large trading and investment partner of each of the two countries.

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If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Deepa Damre
Marisa Rolland
Michael Gung
Seong Kim